UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Vulcan Materials Company
(Exact name of registrant as specified in its charter)

New Jersey	001-33841	20-8579133
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No)

1200 Urban Center Drive
Birmingham, Alabama	35242
(Address of principal executive offices)	(Zip Code)

Denson N. Franklin III	(205) 298-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.
Report on payments to governments for the year ended December 31, 2024
This report provides a consolidated overview of the payments to governments made by Vulcan Materials Company (the “Company,” “Vulcan,” “we,” “our”) and our consolidated subsidiaries for the year ended December 31, 2024.
Payments made as a single payment or as part of a series of related payments within the fiscal year 2024 exceeding $100,000 are included in this report.
As of December 31, 2024, we had exploration stage mining properties in twelve states and Canada. Payments for exploratory activities as of December 31, 2024 and 2023 did not exceed $100,000 in the aggregate.
In 2024, Vulcan acquired Wake Stone Corporation ("Wake Stone") and Superior Ready Mix, L.P. ( "Superior"). As permitted by Item 2.01(b)(2) of Form SD, Vulcan is relying on the reporting delay accommodation relating to these acquisitions. Neither Wake Stone nor Superior were previously required to report under Section 13(q) of the Securities Exchange Act of 1934, as amended, and Rule 13q-1 and Form SD promulgated thereunder, or pursuant to an acceptable alternative reporting regime, in its last full fiscal year. Accordingly, payments to governments by Wake Stone or Superior are not included in this Form SD and will be included in Vulcan's Form SD for the fiscal year ending December 31, 2025.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is included as part of this report:

Exhibit Number	Exhibit Description
2.01	Resource Extraction Payment Report for the fiscal year ended December 31, 2024 as required by Item 2.01 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Vulcan Materials Company

By:	/s/ Denson N. Franklin III	Date: September 16, 2025
Denson N. Franklin III
Senior Vice President, General Counsel and Secretary

EXHIBIT 2.01
RESOURCE EXTRACTION PAYMENT REPORT OF VULCAN MATERIALS COMPANY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

Our projects
This report discloses the payments made by us to governments for the commercial development of minerals (aggregates), which includes the exploration, extraction, processing, and export of such minerals, or the acquisition of a license for any such activity by our Aggregates segment.
As of December 31, 2024, we had 363 mining properties of which we were actively mining 244 properties, developing 79 properties and exploring the development of the remaining 40 properties. The type of mineral being commercially developed at all of our mining properties is similar (crushed stone, sand and gravel). Likewise, all of our mining operations utilize similar methods of extraction (open pit mining is utilized at all non-domestic mining properties and the vast majority of our domestic mining properties, with the few remaining domestic properties utilizing underground mining). Consequently, we have disclosed payments for mining properties as separate projects segregated by major subnational political jurisdiction where the commercial development of the resource is taking place.
•United States: extraction of crushed stone, sand and gravel primarily through open pit mining in 23 states and Washington, D.C., and the U.S. Virgin Islands. We consider these 355 mining properties as one project.
•Freeport, Bahamas: extraction of crushed stone through open pit mining. We consider this mining property as one project.
•British Columbia, Canada: extraction of crushed stone, sand and gravel through open pit mining. We consider these 5 mining properties as one project.
•Puerto Cortes, Honduras: extraction of crushed stone through open pit mining. We consider this mining property as one project.
•Quintana Roo, Mexico: extraction of crushed stone through open pit mining. We consider this mining property as one project.

Exhibit 2.01- Page 1

Project-level disclosure
The table below sets forth our payments made to governments, by project and type of payment:

				For the fiscal year ended December 31, 2024
US $ in thousands [1,2]	Segment	Resource	Extraction Method [7]	Taxes	Royalties	Fees	Production Entitlements	Community and social responsibility payments	Total
United States [3]
United States	Aggregates	Stone, Sand & Gravel	Open Pit	$187,848	$656	$151	$—	$—	$188,655
Canada [4]
British Columbia	Aggregates	Stone, Sand & Gravel	Open Pit	3,648	1,182	84	—	—	4,914
Honduras [5]
Puerto Cortes	Aggregates	Stone	Open Pit	3,238	—	1,385	62	—	4,685
Mexico [6]
Quintana Roo	Aggregates	Stone	Open Pit	3,251	—	498	1,311	86	5,146
Total				$197,985	$1,838	$2,118	$1,373	$86	$203,400
1.All payments are reported in U.S. dollars. Payments relating to the project in Canada were made in Canadian dollars, payments relating to the project in Honduras were made in Honduran lempiras and payments relating to the project in Mexico were made in Mexican pesos. Such payments made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2024.
2.Vulcan did not make any payments for bonuses, dividends or infrastructure improvements reportable under Item 2.01(d)(9)(iii) of Form SD. Therefore, those categories have been excluded from all tables in this report.
3.Vulcan files a consolidated income tax return in the U.S., which includes all U.S. entities including the project listed. The U.S. Federal Government levies corporate income taxes at the consolidated group level rather than on a per-project basis. Accordingly, the Company has disclosed payments of taxes at the U.S. consolidated group level. The payments relate not to particular projects but to the consolidated U.S. income of the Company. This amount represents U.S. Federal income taxes of $206,426,000 paid in fiscal year 2024 multiplied by 91%, which is the percentage of gross profit attributable to our Aggregates segment.
4.Taxes include $3,065,000 of income taxes and $270,000 of payroll withholding taxes paid to the Canadian Federal Government, $127,000 of employer health taxes paid to the British Columbia provincial government, and $186,000 of property taxes paid to the Port McNeill municipal government.
5.Taxes include $849,000 of income taxes, $882,000 of import/export taxes, $328,000 of payroll withholding taxes, $128,000 of mining taxes, and $15,000 of property taxes paid to the Honduran Central Government. Taxes also include $1,001,000 of municipal taxes, $20,000 of payroll withholding taxes and $15,000 of property taxes paid to the Municipality of Puerto Cortes.
6.Taxes include $434,000 of income taxes, $2,127,000 of payroll withholding taxes and $27,000 of export/import taxes paid to the Mexican Federal government. Taxes also include $401,000 of payroll withholding taxes paid to the State of Quintana Roo and $262,000 of property taxes paid to the Municipality of Solidaridad.
7.Open pit mining is utilized at all non-domestic mining properties and the vast majority of our domestic mining properties, with the few remaining domestic properties utilizing underground mining.

Exhibit 2.01- Page 2

Government-level disclosure
The table below sets forth our payments made to governments, by government and type of payment:

	For the fiscal year ended December 31, 2024
US $ in thousands [1]	Taxes	Royalties	Fees	Production Entitlements	Community and social responsibility payments	Total
United States
U.S. Federal Government [2]	$187,848	$—	$—	$—	$—	$187,848
U.S. Bureau of Land Management	—	656	24	—	—	680
U.S. Army Corp of Engineers	—	—	127	—	—	127
Canada
Canadian Federal Government	3,335	—	—	—	—	3,335
British Columbia Provincial Government	127	1,182	84	—	—	1,393
Port McNeill Municipal Government	186	—	—	—	—	186
Honduras
Honduran Central Government	2,202	—	1,385	27	—	3,614
Municipality of Puerto Cortes	1,036	—	—	35	—	1,071
Mexico
Mexican Federal Government	2,588	—	498	1,121	86	4,293
State of Quintana Roo	401	—	—	—	—	401
Municipality of Solidaridad	262	—	—	—	—	262
Municipality of Cozumel	—	—	—	190	—	190
Total	$197,985	$1,838	$2,118	$1,373	$86	$203,400
1.All payments are reported in U.S. dollars. Payments relating to the project in Canada were made in Canadian dollars, payments relating to the project in Honduras were made in Honduran lempiras and payments relating to the project in Mexico were made in Mexican pesos. Such payments made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2024.
2.The amount shown represents U.S. Federal income taxes of $206,426,000 paid in fiscal year 2024 multiplied by 91%, which is the percentage of gross profit attributable to our Aggregates segment.

Exhibit 2.01- Page 3